Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

On January 19, 2010, Rovi Corporation will present the information on the following slides, and accompanying GAAP reconciliation, to prospective lenders in connection with its previously announced efforts to seek debt financing.

Copyright ® 2011 Rovi Corporation.
Safe Harbor Statement
All statements contained herein, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company’s behalf, that are not statements of historical fact, including but not limited to any description of the Company’s or its management’s future plans, objectives, or goals, constitute “forward-looking statements” and are made pursuant to the Safe-Harbour provisions of the Private
Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Such factors include, among others, the
Company’s estimates of future revenues, earnings and growth rates, business strategies, the Company’s assumptions and estimates relating to guide advertising, the Company’ ability to pay down its debt, whether markets materialize as anticipated and customer demand for the Company’s technologies and integrated offerings. Such factors also include the expected timetable and structure of the transaction between the Company and Sonic
Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both the Company’s and Sonic’s organizations. The statements made by the Company in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust
Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on the Company’s and Sonic’s respective businesses;
the impact of any failure to complete the exchange offer and the merger; the risk that the Company will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control. Such factors are further addressed in the Company’s Report on Form 10-Q for the period ended September 30, 2010 and other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). The Company assumes no obligation, except as required by law, to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation.

Copyright ® 2011 Rovi Corporation.
Non GAAP Information “Adjusted” for Sonic
Rovi is providing non-GAAP Adjusted Pro Forma (APF) financial information which includes, on a pro forma basis, the results of Sonic Solutions (“Sonic”) and which are non-GAAP pro forma financial measures. The Company is providing APF financial information to assist investors in assessing its current and future operations in the way that its management will evaluate those operations. APF financial information, including APF Revenue and APF Adjusted EBITDA, are supplemental measures of the Company’s performance that are not required by, and are not presented in accordance with, GAAP. The
APF information does not substitute for any performance measure derived in accordance with GAAP, including, but not limited to pro forma information presented in accordance with Regulation S-X.
APF financial information assumes the business combination between Rovi and Sonic occurred on January 1, 2009. APF financial information also assumes that the acquisition of DivX by Sonic occurred on January 1, 2009.
APF Adjusted EBITDA is defined as pro forma operating income from continuing operations adding back non-cash items
(such as equity-based compensation, depreciation, amortization, and asset impairment charges) and items required to be recorded under GAAP that impact comparability, but that the Company believes are not indicative of its core operating results (such as transaction, transition, integration and restructuring costs; court awarded fees; and expenses related to certain Gemstar pre-acquisition matters in excess of reserves established in purchase accounting.)
Annualized APF Adjusted EBITDA for 2010 assumes $32.6 million in anticipated annual synergies. Pro Forma Cash and
Investments and Debt balances as of September 30, 2010 are presented on a pro forma basis giving effect to the business combination between Rovi and Sonic and the issuance of the $600.0 million in term loans contemplated herein, but do not give effect to Rovi’s use of $169.0 million in cash to repurchase approximately $78.6 million par value of its 2.625%
convertible senior notes due in 2011 subsequent to September 30, 2010.
Unaudited Pro Forma Condensed Combined Financial Statements for the business combination between Rovi and Sonic can be found in Rovi’s Form S-4 filed on January 14, 2010. A reconciliation of Annualized APF Adjusted EBITDA for 2010 to GAAP basis pro forma information is provided below.

Copyright ® 2011 Rovi Corporation.
Additional Information and Where to Find It
This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents).  Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions's solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares.  The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer.  The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them.  The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC's web site at www.sec.gov.  Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De
La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945,
attention: Investor Relations.  In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314).  American Stock
Transfer & Trust Company, LLC is acting as depositary for the tender offer.
In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC.  Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Rovi’s and Sonic Solutions’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Copyright ® 2011 Rovi Corporation.
Interests of Certain Persons in the Offer
and the Merger
Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.
Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Copyright ® 2009 Rovi Corporation.
GAAP basis pro forma to
Annualized APF Adjusted EBITDA Reconciliation – 2010
Adjusted Pro Forma Rovi Corporation
Nine Months Ended September 30, 2010
(in thousands)
Nine Month
Pro Forma
Combined
GAAP Pro Forma Operating Income (loss)
$    42,589
Equity-based compensation        36,195
Court awarded fees & legal settlement        28,484
Restructuring and impairment charges                 5
Amortization        90,810
Depreciation        15,740
APF Adjusted EBITDA $  213,823
Annualized APF Adjusted EBITDA      285,097
Expected Annual Synergies        32,591
Annualized APF Adjusted EBITDA with Synergies $  317,688

Additional Information and Where to Find It

This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions’s solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945 , attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable and structure of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made by Rovi and Sonic in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.